Exhibit 99.1

Le Gaga First Quarter FY 2012 Earnings Release August 23, 2011
HONG KONG, August 23, 2011 — Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China, today announced its financial results for the first fiscal quarter ended June 30, 2011.1
Highlights of the Quarter Ended June 30, 2011
•	Revenue increased by RMB40.0 million, or 48.0%, from RMB83.3 million for the three months ended June 30, 2010 to RMB123.3 million (US$19.1 million) for the three months ended June 30, 2011.
•	Profit for the period decreased by RMB10.9 million, from RMB23.5 million for the three months ended June 30, 2010 to RMB12.6 million (US$2.0 million) for the three months ended June 30, 2011.
•	Adjusted profit for the period[2] (non-IFRS measure) increased by RMB11.6 million, or 39.5%, from RMB29.4 million for the three months ended June 30, 2010 to RMB41.0 million (US$6.3 million) for the three months ended June 30, 2011. A reconciliation of the adjusted profit for the period to profit for the period determined in accordance with IFRS was set forth in Appendix V.
•	Adjusted EBITDA[3] (non-IFRS measure) increased by RMB16.2 million, or 40.5%, from RMB40.0 million for the three months ended June 30, 2010 to RMB56.2 million (US$8.7 million) for the three months ended June 30, 2011. A reconciliation of the adjusted EBITDA to profit for the period determined in accordance with IFRS was set forth in Appendix VI.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4635 to US$1.00, the effective noon buying rate as of June 30, 2011 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

[2]	Defined as profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude the effects of non-cash share-based compensation and offering expenses charged to the income statement.

[3]	Defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment and offering expenses charged to the income statement.

Le Gaga First Quarter FY 2012 Earnings Release August 23, 2011
•	Basic and diluted earnings per share was RMB0.55 cents (0.09 US cents) and RMB0.53 cents (0.08 US cents), respectively, for the three months ended June 30, 2011. Basic and diluted earnings per ADS[4] was RMB27.5 cents (4.25 US cents) and RMB26.5 cents (4.10 US cents), respectively, for the three months ended June 30, 2011.
•	Cash generated from operating activities increased by RMB37.7 million, or 84.2%, from RMB44.8 million for the three months ended June 30, 2010 to RMB82.5 million (US$12.8 million) for the three months ended June 30, 2011.
•	Revenue-per-mu increased 36.8% from RMB4,420 for the three months ended June 30, 2010 to RMB6,046 for the three months ended June 30, 2011.
•	Production output increased 42.1% from 29,267 metric tons for the three months ended June 30, 2010 to 41,592 metric tons for the three months ended June 30, 2011. Production yield (production output per mu) increased 29.2% from 1.6 metric tons for the three months ended June 30, 2010 to 2.0 metric tons per mu for the three months ended June 30, 2011.
•	Total arable land as of June 30, 2011 was 21,952 mu (1,463 hectare), representing an increase of 1,550 mu compared to March 31, 2011, and an increase of 3,102 mu compared to June 30, 2010.
•	Total greenhouse area as of June 30, 2011 was 7,150 mu (477 hectare), representing an increase of 371 mu compared to March 31, 2011 and an increase of 3,209 mu compared to June 30, 2010. Greenhouse land area as a percentage of total arable land decreased from 33.2% as of March 31, 2011 to 32.6% as of June 30, 2011.

[4]	American depositary shares, which are traded on the NASDAQ Global Select Market, each represents 50 ordinary shares of the Company.

Le Gaga First Quarter FY 2012 Earnings Release August 23, 2011
Mr. Shing Yung Ma, the Chairman and Chief Executive Officer of Le Gaga, commented, “We are very pleased with our performance in the first fiscal quarter. Our farm base development is on track with various construction projects at different farm bases. Most of the construction activity in our new Xianyou and Putian farm bases is approaching completion and the farm bases will be ready for solanaceous production during the off-season winter months. We are also working on a number of initiatives to further improve our greenhouse vegetable production model. Training and development of our farm managers remains a priority for us. Furthermore, we have recently added a new independent director to our board of directors and established a corporate governance and nominating committee.”
Mr. Auke Cnossen, the Chief Financial Officer of Le Gaga, added, “As a result of our increasing greenhouse coverage, solanaceous products accounted for a larger percentage of total production in the first fiscal quarter and revenue per mu has increased further. Solanaceous vegetables typically have higher ASP compared to lower value leafy vegetables and are particularly well suited for greenhouse production. More solanaceous production increases our annual productivity but also increases the seasonality of our revenues, with higher production during the winter months. More land preparation for solanaceous planting activities during August and September may result in lower sales in the second fiscal quarter compared to other quarters. Furthermore, we continue to see land rental rates for new land increase at a rapid pace. This trend further validates our focus on increasing productivity, as measured in revenue per mu, through our greenhouse business model.”

Le Gaga First Quarter FY 2012 Earnings Release August 23, 2011
Summary of Operating Data

	As of June 30, 2010			As of March 31, 2011			As of June 30, 2011
		Under			Under			Under
		construction			construction			construction
	Operating	or Reserved	Total	Operating	or Reserved	Total	Operating	or Reserved	Total
Arable land (1)	18,850 mu	—	18,850 mu	20,402 mu	—	20,402 mu	20,735 mu	1,217 mu	21,952 mu
	(1,257 hectare)		(1,257 hectare)	(1,360 hectare)		(1,360 hectare)	(1,382 hectare)	(81 hectare)	(1,463 hectare)
Greenhouse area (2)	3,941 mu	—	3,941 mu	6,779 mu	—	6,779 mu	7,150 mu		7,150 mu
	(263 hectare)		(263 hectare)	(452 hectare)		(452 hectare)	(477 hectare)		(477 hectare)
Greenhouse area as a percentage of total arable land	20.9%	N/A	20.9%	33.2%	N/A	33.2%	34.5%	N/A	32.6%

	Three Months Ended June 30,
	2010	2011

Total production output (metric tons)	29,267	41,592
Production yield (metric tons per mu) (3)	1.6	2.0
Revenue-per-mu (RMB) (3)	4,420	6,046

(1)	Total arable land area excludes land that we used on a temporary basis. The Company has signed lease agreements for the lease of 3,950 mu in December 2010. As of June 30, 2011, 3,500 mu of cleared land has been handed over to the Company for operation. Land under construction or reserved includes newly leased land which has not yet been put into production and is either under construction or in reserve for future development.

(2)	As of June 30, 2010, there were 1,550 mu bamboo-made greenhouses and 2,391 mu steel-made greenhouses. As of March 31, 2011, there were 789 mu bamboo-made greenhouses and 5,990 mu steel-made greenhouses. As of June 30, 2011, there were 789 mu bamboo-made greenhouses and 6,361 mu steel-made greenhouses.

(3)	For the purposes of calculating production yield and revenue-per-mu, average land area within each reporting period also includes land that we used on a temporary basis to generate the production output and revenue.

Le Gaga First Quarter FY 2012 Earnings Release August 23, 2011
Financial Results for the Three Months Ended June 30, 2010 and 2011
Revenue increased by RMB40.0 million, or 48.0%, from RMB83.3 million for the three months ended June 30, 2010 to RMB123.3 million (US$19.1 million) for the three months ended June 30, 2011. The increase in revenue was primarily attributable to (1) a net increase in average operating land, and (2) an increase in revenue-per-mu from RMB4,420 for the three months ended June 30, 2010 to RMB6,046 for the three months ended June 30, 2011, which was in turn primarily due to (i) an increase in production yield from 1.6 metric tons per mu for the three months ended June 30, 2010 to 2.0 metric tons per mu for the three months ended June 30, 2011, and (ii) an increase in the average selling price of our produce from RMB2,847 per ton in the three months ended June 30, 2010 to RMB2,965 (US$458.7) per ton in the three months ended June 30, 2011.
The increase in revenue-per-mu for the three months ended June 30, 2011 was primarily driven by (1) increased greenhouse coverage, leading to improved quality of our products and better product mix, (2) enhanced cultivation know-how, and (3) market inflation.
Cost of inventories sold increased by RMB27.0 million, or 34.0%, from RMB79.3 million for the three months ended June 30, 2010 to RMB106.3 million (US$16.4 million) for the three months ended June 30, 2011.
Adjusted cost of inventories sold5 (non-IFRS measure) increased by RMB17.1 million, or 57.4%, from RMB29.8 million for the three months ended June 30, 2010 to RMB46.9 million (US$7.3 million) for the three months ended June 30, 2011. Adjusted cost of inventories sold as a percentage of revenue increased from 35.8% for the three months ended June 30, 2010 to 38.0% for the three months ended June 30, 2011, primarily due to (1) increased depreciation due to more greenhouses, (2) increased labor costs associated with training of farm workers for new farms and (3) more direct materials, such as land films and plastic, as a percentage of revenue. A reconciliation of adjusted cost of inventories sold to cost of inventories sold determined in accordance with IFRS as set forth in Appendix IV.

[5]	Defined as cost of inventories sold before biological assets fair value adjustment.

Le Gaga First Quarter FY 2012 Earnings Release August 23, 2011

	Three Months Ended June 30,
	2010	2011
	RMB	RMB	US$
	(In thousands)
Biological assets fair value adjustment included in cost of inventories sold	(49,457)	(59,405)	(9,191)

Changes in fair value less costs to sell of biological assets	47,570	36,163	5,595

Net impact of biological assets fair value adjustment	(1,887)	(23,242)	(3,596)

The net impact of the biological assets fair value adjustment represents the net increase or decrease in the gain in fair value less cost to sell of crops on our farmland at the end of the reporting period compared to the end of the immediately preceding reporting period.
A net loss of RMB23.2 million was recognized arising from biological assets fair value adjustment for the three months ended June 30, 2011, as compared to a net loss of RMB1.9 million recognized for the three months ended June 30, 2010.
The net loss of RMB23.2 million for the three months ended June 30, 2011 primarily arose from the transition from solanaceous to leafy products. As the solanaceous season ended and the leafy season started during the current period, most of the crops on our farm land on June 30, 2011 were lower value leafy products, while most of the crops on our farmland on March 31, 2011 (the immediately preceding reporting period end) were higher value solanaceous products, resulting in a negative net impact.
The larger negative net impact for the three months ended June 30, 2011 compared to that of the three months ended June 30, 2010 primarily resulted from our extension of the solanaceous season, with more high value solanaceous product on our fields as of March 31, 2011 as compared to March 31, 2010.
Our packing expenses increased by RMB3.5 million, or 71.4%, from RMB4.9 million for the three months ended June 30, 2010 to RMB8.4 million (US$1.3 million) for the three months ended June 30, 2011, primarily due to an increase of RMB2.7 million in packing materials consumed, in turn primarily due to (1) the increase in our sales volume of solanaceous products which require more packaging material, (2) our effort to enhance our brand awareness, and (3) more long-distance transportation.

Le Gaga First Quarter FY 2012 Earnings Release August 23, 2011
Our land preparation costs increased by RMB1.9 million, or 37.3%, from RMB5.1 million for the three months ended June 30, 2010 to RMB7.0 million (US$1.1 million) for the three months ended June 30, 2011, which was primarily due to an increase in greenhouse coverage which increased the unit land preparation cost during the same period of rotation.
Our selling and distribution expenses increased by RMB4.6 million, or 107.0%, from RMB4.3 million for the three months ended June 30, 2010 to RMB8.9 million (US$1.4 million) for the three months ended June 30, 2011, which was primarily due to an increase of RMB4.5 million in transportation costs, in line with the increase in our revenue and more long-distance transportation.
Our administrative expenses increased by RMB4.2 million, or 41.2%, from RMB10.2 million for the three months ended June 30, 2010 to RMB14.4 million (US$2.2 million) for the three months ended June 30, 2011, primarily due to (1) an increase of RMB1.1 million in non-cash share-based compensation expenses relating to our option grants, (2) an increase of RMB0.7 million for staff cost, (3) an increase of RMB0.6 million in audit related fees, and (4) an increase in other general expenses including legal and professional fees, depreciation and staff welfare.
We had net finance income of RMB150,000 (US$23,000) for the three months ended June 30, 2011, as compared to a net finance costs of RMB56,000 for the three months ended June 30, 2010. The net finance income of RMB150,000 for the three months ended June 30, 2011 was primarily due to (1) a net exchange gain of RMB2.7 million, and (2) interest income of RMB292,000, which was partially offset by interest expense of RMB2.8 million.
As a result of the foregoing factors, profit for the three months ended June 30, 2011 decreased by RMB10.9 million, from RMB23.5 million for the three months ended June 30, 2010 to RMB12.6 million (US$2.0 million) for the three months ended June 30, 2011.
Our adjusted profit for the period, increased by RMB11.6 million or 39.5% from RMB29.4 million for the three months ended June 30, 2010 to RMB41.0 million (US$6.3 million) for the three months ended June 30, 2011.
Our adjusted EBITDA increased by RMB16.2 million, or 40.5%, from RMB40.0 million for the three months ended June 30, 2010 to RMB56.2 million (US$8.7 million) for the three months ended June 30, 2011.
Basic and diluted earnings per share was RMB0.55 cents (0.09 US cents) and RMB0.53 cents (0.08 US cents), respectively, for the three months ended June 30, 2011. Basic and diluted earnings per ADS was RMB27.5 cents (4.25 US cents) and RMB26.5 cents (4.10 US cents), respectively, for the three months ended June 30, 2011.

Le Gaga First Quarter FY 2012 Earnings Release August 23, 2011
Our operating cash inflow increased by RMB37.7 million, or 84.2%, from RMB44.8 million for the three months ended June 30, 2010 to RMB82.5 million (US$12.8 million) for the three months ended June 30, 2011, primarily due to (1) our increase in revenue and (2) a decrease in accounts receivables.
Cash used in investing activities increased by RMB55.4 million, or 97.5%, from RMB56.8 million for the three months ended June 30, 2010 to RMB112.2 million (US$17.4 million) for the three months ended June 30, 2011. The cash outflow in investing activities of RMB112.2 million for the three months ended June 30, 2011 was primarily due to our payment for construction in progress of RMB109.2 million which mainly consisted of (1) payment for construction of greenhouses of RMB61.0 million, (2) payment of RMB29.6 million for agricultural infrastructure, and (3) payment for land improvements of RMB13.1 million.
Business Outlook for the fiscal quarter ending September 30, 2011
The Company estimates that its revenue for the second fiscal quarter ending September 30, 2011 will be between RMB100 million and RMB110 million, representing a year over year growth rate of approximately 5% to 15%.
This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call
The Company will host a conference call at 8:00 a.m. ET on 23 August 2011 (8:00 p.m. Hong Kong Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:
•	+1 866 549 1292 (U.S. Toll Free)

•	+ 400 681 6949 (China Toll Free)

•	+852 3005 2050 (International)

•	Pass Code: 534242#
Please dial-in approximately 10 minutes in advance to facilitate an on-time start.
A replay will be available for two weeks after the call and may be accessed via:
•	+852 3005 2020

•	Passcode: 135415#

Le Gaga First Quarter FY 2012 Earnings Release August 23, 2011
A live and archived webcast of the call, as well as a presentation with the Company’s financial results will be available on the Company’s website at www.legaga.com.hk/html/index.php.
About Le Gaga Holdings Limited (Nasdaq:GAGA)
Le Gaga is one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China. The Company sells and markets over 100 varieties of vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong with a trusted brand among customers. The Company supplies vegetables to supermarkets, such as Walmart in China and Wellcome, ParknShop and Vanguard in Hong Kong.
The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. The Company produces and sells high quality vegetables all-year-round leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database.

Le Gaga First Quarter FY 2012 Earnings Release August 23, 2011
Safe Harbor Statement
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated October 28, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to lease farmland or forestland; the legality or validity of the Company’s leases of agricultural land; risks associated with extreme weather conditions, natural disasters, crops diseases, pests and other natural conditions; fluctuations in market prices and demand for the Company’s products; risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China; risks of labor shortage and rising labor costs; the Company’s ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and the Company’s susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Further information regarding risks and uncertainties faced by the Company is included in its filings with the U.S. Securities and Exchange Commission, including its final prospectus, dated October 28, 2010.
Use of Non-IFRS measures
Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture”, or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. A reconciliation of adjusted cost of inventories sold to IFRS cost of inventories sold was set forth in Appendix IV.

Le Gaga First Quarter FY 2012 Earnings Release August 23, 2011
Adjusted profit for the period represents profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude the effects of non-cash share-based compensation and offering expenses charged to the income statement. We believe that separate analysis of the net impact of the biological assets fair value adjustments, non-cash share-based compensation and offering expenses adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. A reconciliation of adjusted profit for the period was set forth in Appendix V.
Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment and offering expenses charged to the income statement. We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders. A reconciliation of the adjusted EBITDA to profit for the period was set forth in Appendix VI.
Contact Information

For further information, please contact:
PRChina Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk

Appendix I Le Gaga Holdings Limited Unaudited Condensed Consolidated Income Statements For the three months ended June 30, 2010 and 2011

	Three Months Ended June 30,
	2010	2011
	RMB	RMB	US$
	(In thousands, except per share data)

Revenue	83,317	123,332	19,081
Cost of inventories sold	(79,251)	(106,276)	(16,442)
Changes in fair value less costs to sell related to Crops harvested during the period	20,018	13,173	2,038
Growing crops on the farmland at the period end	27,552	22,990	3,557

Total changes in fair value less costs to sell of biological assets	47,570	36,163	5,595
Packing expenses	(4,938)	(8,431)	(1,304)
Land preparation costs	(5,084)	(7,008)	(1,084)
Other income	105	135	21
Research and development expenses	(1,334)	(2,061)	(319)
Selling and distribution expenses	(4,271)	(8,882)	(1,374)
Administrative expenses	(10,236)	(14,361)	(2,222)
Other expenses	(2,327)	(133)	(21)

Results from operating activities	23,551	12,478	1,931
Finance income	59	2,937	454
Finance costs	(115)	(2,787)	(431)

Net finance (costs)/income	(56)	150	23
Profit before taxation	23,495	12,628	1,954
Income tax expense	—	—	—

Profit for the period	23,495	12,628	1,954

Earnings per ordinary/preferred share (in cents)
Basic	1.34	0.55	0.09

Diluted	1.32	0.53	0.08

Earnings per ADS (in cents)
Basic	67.00	27.50	4.25

Diluted	66.00	26.50	4.10

Appendix II Le Gaga Holdings Limited Unaudited Condensed Consolidated Balance Sheets As of March 31 and June 30, 2011

	March 31, 2011	June 30, 2011
	RMB	RMB	US$
	(In thousands)
Non-current assets
Property, plant and equipment	575,246	599,072	92,685
Construction in progress	24,294	83,828	12,969
Lease prepayments	2,413	2,387	369
Long-term deposits and prepayments	56,991	54,980	8,506
Biological assets	6,049	6,409	992

Total non-current assets	664,993	746,676	115,521

Current assets
Biological assets	73,662	47,633	7,370
Inventories	4,608	6,702	1,037
Trade and other receivables	63,000	46,359	7,172
Cash	598,722	551,491	85,324

Total current assets	739,992	652,185	100,903

Total assets	1,404,985	1,398,861	216,424

Equity
Capital	687,706	687,706	106,398
Reserves	592,041	603,285	93,337

Total equity	1,279,747	1,290,991	199,735

Non-current liabilities
Bank loan	78,835	77,840	12,043

Current liabilities
Bank loan	6,000	—	—
Trade and other payables	36,321	25,948	4,014
Current taxation	4,082	4,082	632

Total current liabilities	46,403	30,030	4,646

Total liabilities	125,238	107,870	16,689

Total equity and liabilities	1,404,985	1,398,861	216,424

Appendix III Le Gaga Holdings Limited Unaudited Condensed Consolidated Statements of Cash Flow For the three months ended June 30, 2010 and 2011

	Three Months Ended June 30,
	2010	2011
	RMB	RMB	US$
	(In thousands)
Operating activities
Profit before taxation	23,495	12,628	1,954

Adjustments for:
Amortization of lease prepayments	26	26	4
Depreciation	10,500	15,329	2,372
Equity settled share-based transactions	4,061	5,124	793
Changes in fair value less costs to sell of biological assets	(47,570)	(36,163)	(5,595)
Interest income	(59)	(292)	(45)
Interest expense	8	2,787	431
Net loss on disposal of property, plant and equipment	1,957	73	11
Foreign exchange gain	(855)	(1,326)	(205)

	(8,437)	(1,814)	(280)

Changes in current biological assets due to plantations	(22,320)	(40,731)	(6,302)
Changes in inventories, net of effect of harvested crops transferred to inventories	76,175	100,987	15,624
Decrease in trade and other receivables	568	15,706	2,430

(Increase)/decrease in long-term deposits and prepayments	(1,412)	3,033	469
Increase in trade and other payables	214	5,277	816

Cash generated from operations	44,788	82,458	12,757

Income tax paid	—	—	—

Net cash generated from operating activities	44,788	82,458	12,757

Appendix III Le Gaga Holdings Limited Unaudited Condensed Consolidated Statements of Cash Flow For the three months ended June 30, 2010 and 2011

	Three Months Ended June 30,
	2010	2011
	RMB	RMB	US$
	(In thousands)
Investing activities
Interest received	59	292	45
Plantations of non-current biological assets	(430)	(518)	(80)
Payment for the purchase of property, plant and equipment	(1,861)	(3,751)	(580)
Payment for construction in progress	(55,186)	(109,244)	(16,902)
Proceeds from disposal of property, plant and equipment	653	1,000	155

Net cash used in investing activities	(56,765)	(112,221)	(17,362)

Financing activities
Interest paid	(1,114)	(5,378)	(832)
Proceeds from bank loans	53,632	—	—
Repayment of bank loans	—	(6,000)	(928)

Net cash generated from/ (used in) financing activities	52,518	(11,378)	(1,760)

Net increase/ (decrease) in cash	40,541	(41,141)	(6,365)

Cash at April 1	139,207	598,722	92,631

Effect of foreign exchange rate changes	(480)	(6,090)	(942)

Cash at June 30	179,268	551,491	85,324

Appendix IV Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted cost of inventories sold to cost of inventories sold For the three months ended June 30, 2010 and 2011

	Three Months Ended June 30,
	2010	2011
	RMB	RMB	US$
	(In thousands)
Cost of inventories sold	(79,251)	(106,276)	(16,442)
Less: biological assets fair value adjustment	49,457	59,405	9,191

Adjusted cost of inventories sold	(29,794)	(46,871)	(7,251)

Appendix V Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted profit for the period to profit for the period For the three months ended June 30, 2010 and 2011

	Three Months Ended June 30,
	2010	2011
	RMB	RMB	US$
	(In thousands)
Profit for the period	23,495	12,628	1,954

Add:
Non-cash share-based compensation	4,061	5,124	793
Offering expenses	—	—	—
Net impact of biological assets fair value adjustment	1,887	23,242	3,596

Adjusted profit for the period[2]	29,443	40,994	6,343

Appendix VI Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted EBITDA to profit for the period For the three months June 30, 2010 and 2011

	Three Months Ended June 30,
	2010	2011
	RMB	RMB	US$
	(In thousands)
Profit for the period	23,495	12,628	1,954

Add:
Amortization of lease prepayments	26	26	4
Depreciation	10,500	15,329	2,372
Finance costs	115	2,787	431
Income tax expense	—	—	—
Non-cash share-based compensation	4,061	5,124	793
Biological assets fair value adjustment included in cost of inventories sold	49,457	59,405	9,191
Offering expenses	—	—	—

Less:
Finance income	(59)	(2,937)	(454)
Changes in fair value less costs to sell of biological assets	(47,570)	(36,163)	(5,595)

Adjusted EBITDA[3]	40,025	56,199	8,696